Filed by National Golf Properties, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                 Subject Company: National Golf Properties, Inc.
                                                   Commission File No. 001-12246

On or about April 4, 2002, National Golf Properties, Inc. disseminated the following materials.


The following materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which National Golf Properties, Inc. ("National Golf") expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the various businesses will not be integrated successfully; costs related to the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting National Golf's and American Golf Corporation's businesses generally, including those contained in National Golf's reports with the SEC. National Golf is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


In connection with the proposed transaction, National Golf and the new corporation will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by National Golf with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from National Golf by calling National Golf at (310) 664-4100, and through National Golf's web site at www.nationalgolfproperties.com. National Golf and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of National Golf's stockholders in connection with the proposed transaction as set forth in National Golf's proxy statement for its 2001 annual meeting, dated April 16, 2001 and filed with the SEC on April 16, 2001. Additional information will be set forth in the proxy statement/prospectus when it is filed with the SEC.

[NATIONAL GOLF PROPERTIES LOGO]                             [AMERICAN GOLF LOGO]


TO:          ALL AMERICAN GOLF AND NATIONAL GOLF PRIVATE CLUB MEMBERS

FROM:        DAVID PRICE AND CHARLES PAUL

SUBJECT:     MERGER OF NATIONAL GOLF AND AMERICAN GOLF
--------------------------------------------------------------------------------

On Monday morning we announced that National Golf and American Golf have signed a definitive merger and reorganization agreement that when completed will make our combined company the largest and we believe one of the strongest golf course owners and operators worldwide. We are confident that this transaction will best position us to deliver the outstanding service and product quality that our members expect and deserve.

The newly formed company will feature a portfolio of over 300 public, private and resort courses in the United States, the United Kingdom, Japan and Australia. Our size and strength will enable us to support your club with a dedicated and hard-working management team and continue to provide you with the opportunity to access a wide variety of clubs and courses. During this transitional period and following the merger, you will continue to enjoy all of your existing membership rights, benefits and privileges.

As many of you know, the golf industry faced a challenging year in 2001. The proliferation of new golf courses, the slowing economy and the tragic events of September 11th made for a particularly challenging operating environment last year. The plan we are announcing today will allow us to meet these challenges head on and put us in a much better position to deliver the service and quality you expect. A key part of this plan involves strengthening the combined company's balance sheet while stabilizing and enhancing the value of our existing properties. We will do this through prudent investments in our existing properties as well as by adding new membership products and services. We look forward to the opportunity to enhance your overall membership experience.

We expect to complete this transaction by the end of the third quarter of 2002. Throughout the process, we will continue to keep you informed of our progress as we move through this exciting transition. Thank you for your support.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This letter contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which National Golf expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the various businesses will not be integrated successfully; costs related to the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting National Golf's and American Golf's businesses generally, including those contained in National Golf's reports with the SEC. National Golf is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION
In connection with the proposed transaction, National Golf and the new corporation will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by National Golf with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from National Golf by calling National Golf at (310) 664-4100, and through National Golf's web site at www.nationalgolfproperties.com. National Golf and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of National Golf's stockholders in connection with the proposed transaction is set forth in National Golf's proxy statement for its 2001 annual meeting, dated April 16, 2001 and filed with the SEC on April 16, 2001. Additional information will be set forth in the proxy statement/prospectus when it is filed with the SEC.